
May 22, 2024

Howard Lutnick
Chief Executive Officer
CF Acquisition Corp. A
110 East 59th Street
New York, NY 10022

      **Re: CF Acquisition Corp. A
          Amendment No. 4 to
          Draft Registration Statement on Form S-1
          Submitted April 25, 2024
          CIK No. 0001865602**

Dear Howard Lutnick:

      We have reviewed your amended draft registration statement and have the following comments.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 25, 2023 letter.

Amended Draft Registration Statement submitted April 25, 2024

Risk Factors, page 38

1.   We note the revisions made in response to prior comment 2. Please add back the disclosure at the end of the risk factor discussing the non-redeeming shareholders potentially bearing the economic impact of the excise tax.

General

2.   When discussing the founder shares ownership following this offering, please revise throughout the prospectus to also reflect the ownership percentage including the private placement shares. In addition, please clarify when discussing the founder shares

conversion and anti-dilution rights whether the forward purchase would impact the ratio at which the founder shares are converted into class A ordinary shares.

3. We partially reissue prior comment 4. Please revise throughout the prospectus to highlight the material differences in the overall price of the private placement, including the additional ordinary shares, as compared to the IPO. Please include the price per share of the forward purchase shares including the additional common shares to be received for no additional consideration.

Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Steven Mermelstein, Esq.